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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)

TDK Mediactive, Inc. (Name of Issuer)
Common Stock, par value $.001 (Title of Class of Securities)
83608K 107 (CUSIP Number)
Allyn R. Burroughs 3 Civic Plaza, Suite 200 Newport Beach, CA 92660 (Name, address, and telephone number of Person authorized to Receive Notices and Communications)
June 25, 2001 (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.    / /

        Check the following box if a fee is being paid with the statement.    / /

CUSIP No. 83608K 107	SCHEDULE 13D	Page 2 of 4 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
ASSI, INC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	/ /
		(b)	/ /

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IS DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)		/ /

6	CITIZENSHIP OR PLACE OF ORGANIZATION
NEVADA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None

	8	SHARED VOTING POWER
None

	9	SOLE DISPOSITIVE POWER
None

	10	SHARED DISPOSITIVE POWER
None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
None

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES	/ /

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON
CO

CUSIP No. 83608K 107	SCHEDULE 13D	Page 3 of 4 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
LOUIS HABASH

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	/ /
		(b)	/ /

3	SEC USE ONLY

4	SOURCE OF FUNDS
Not applicable

5	CHECK BOX IS DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)		/ /

6	CITIZENSHIP OR PLACE OF ORGANIZATION
U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None

	8	SHARED VOTING POWER
None

	9	SOLE DISPOSITIVE POWER
None

	10	SHARED DISPOSITIVE POWER
None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
None

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES	/ /

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON
IN

STATEMENT ON SCHEDULE 13D

Item 1. Security and Issuer.

        This Amendment No. 3 to Schedule 13D is filed by ASSI, Inc., a Nevada corporation ("ASSI"), and Louis Habash ("Habash") to amend and update the Schedule 13D dated August 3, 1996 (the "Original Schedule 13D"), which was previously amended by Amendment No. 1 dated October 10, 1996 and Amendment No. 2 dated April 27, 1998. All capitalized terms not otherwise defined herein shall have the meanings assigned to them in the Original Schedule 13D. Items not included in this Amendment are either not amended or not applicable.

Item 5. Interest in Securities of the Issuer.

        On or about June 25, 2001, ASSI sold 1,140,000 shares of Common Stock in a private transaction for $0.90 per share. ASSI and Habash ceased to be the beneficial owners of more than five percent of the Company on June 25, 2001.

SIGNATURES

        After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: April 29, 2002

ASSI, INC.
By:	/s/ Louis Habash Louis Habash, President
/s/ Louis Habash Louis Habash

Page 4 of 4 Pages

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  Item 1. Security and Issuer .
  Item 5. Interest in Securities of the Issuer .